Exhibit 99.1

JA Solar Announces Second Quarter 2013 Results

SHANGHAI, August 29, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•                Shipments were 463.7 MW, consisting of 253.9 MW of modules and module tolling, and 209.8 MW of cells and cell tolling, above the high end of the Company’s previous guidance of 430 MW and an increase of 4.7% from the first quarter of 2013

•                Net revenue was RMB 1.6 billion ($258.1 million), compared to RMB 1.7 billion ($273.3 million) in the first quarter of 2013

•                Gross margin was 8.1%, compared to gross margin of 6.0% in the first quarter of 2013

•                Operating loss was RMB 33.3 million ($5.4 million), compared to an operating loss of RMB 85.2 million ($13.9 million) in the first quarter of 2013

•                Net loss was RMB 132.4 million ($21.6 million) and loss per diluted ADS was RMB 3.58 ($0.58), compared to loss per diluted ADS of RMB 5.29 ($0.86) in the first quarter of 2013

•                Cash, cash equivalents and restricted cash at the end of the quarter were RMB 2.2 billion ($354.8 million), compared to RMB 3.1 billion ($499.3 million) at the end of the first quarter of 2013

•                Operating cash flow was positive RMB 503.5 million ($82.0 million), compared to negative RMB 8.4 million ($1.4 million) in the first quarter of 2013

Mr. Baofang Jin, executive chairman and CEO of JA Solar, commented, “We were encouraged by our performance in the second quarter, with shipments exceeding the high end of our guidance despite the regulatory uncertainty in Europe. Our gross margin once again improved, benefiting from a combination of sustained cost reduction efforts and a more stable pricing environment. We also continued to exercise prudent management of our balance sheet, and posted strong operating cash flow.”

Mr. Jin continued, “We were especially pleased by the continued success of our geographic diversification strategy. In the second quarter, Europe accounted for about 20% and the Americas accounted for about 8% of our total shipments. Going forward, with clarity about the regulatory environment in both markets, we’re confident we can consolidate our position further. In particular, we’re excited about the long-term opportunity to increase our market share in the U.S., where we have established a bankable brand.

“Japan was once again a key revenue driver for us, and customers there continue to respond well to our high-efficiency product offering in spite of increased competition. We expect to benefit from further growth in the Chinese market, where the government recently increased its target to 35 GW of cumulative solar installations by 2015. We also made significant progress in accessing new markets such as Thailand and Australia.

“With a stabilized pricing environment across key solar markets, we will continue to focus on cost reduction and efficient working capital management,” Mr. Jin added. “JA Solar’s well-established bankability and high-efficiency product offering have enabled us to serve the needs of an increasingly demanding market. Alongside our core manufacturing business, we are also exploring further opportunities in project development, which we hope will play an increasing role in our revenue mix in the coming years.”

Second Quarter 2013 Financial Results

Total shipments in the second quarter of 2013 were 463.7 MW, above the high end of the Company’s previously provided guidance of 410 MW to 430 MW. This represents a 4.7% increase from 442.7 MW in the first quarter of 2013 and an 11.0% increase from 417.8 MW in the second quarter of 2012.

Shipment breakdown by product (MW)

(MW)	2013Q2	2013Q1	2012Q2	QoQ%	YoY%
Modules and module tolling	253.9	251.5	230.1	1.0%	10.3%
Cells and cell tolling	209.8	191.2	187.7	9.7%	11.8%
Total	463.7	442.7	417.8	4.7%	11.0%

Shipment breakdown by region (percentage)

	2013Q2	2013Q1	2012Q2	QoQ(pp)		YoY(pp)
China	37.8%	39.0%	39.3%	-1.2	pp	-1.5	pp
APAC ex-China	34.2%	29.3%	13.6%	4.9	pp	20.6	pp
Europe	19.7%	26.8%	42.5%	-6.9	pp	-22.8	pp
Americas	7.9%	0.6%	4.6%	7.3	pp	3.3	pp
Others	0.4%	4.3%	0.0%	-3.9	pp	0.4	pp

Net revenue in the second quarter of 2013 was RMB 1.6 billion ($258.1 million), a decrease of 5.5% from RMB 1.7 billion ($273.3 million) in the first quarter of 2013 and a decrease of 12.3% from RMB 1.8 billion ($294.4 million) in the second quarter of 2012. The sequential decrease in net revenue in spite of the sequential increase in shipments was mainly due to an increase in the proportion of total shipments accounted for by module and cell tolling.

Gross profit in the second quarter of 2013 was RMB 128.7 million ($21.0 million), compared with a gross profit of RMB 99.9 million ($16.3 million) in the first quarter of 2013 and gross profit of RMB 86.1 million ($14.0 million) in the second quarter of 2012. Gross margin was 8.1% in the second quarter of 2013, compared with 6.0% in the first quarter of 2013 and 4.8% in the second quarter of 2012.

Total operating expenses in the second quarter of 2013 were RMB 161.9 million ($26.4 million), compared with RMB 185.2 million ($30.2 million) in the first quarter of 2013 and RMB 242.0 million ($39.4 million) in the second quarter of 2012. The sequential decrease in operating expenses was mainly due to more stringent control of expenses.

Operating loss in the second quarter of 2013 was RMB 33.3 million ($5.4 million), compared with an operating loss of RMB 85.2 million ($13.9 million) in the first quarter of 2013 and an operating loss of RMB 155.9 million ($25.4 million) in the second quarter of 2012. Operating margin was negative 2.1% in the second quarter of 2013, compared with negative 5.1% in the first quarter of 2013 and negative 8.6% in the second quarter of 2012.

Other loss in the second quarter of 2013 was RMB 8.3 million ($1.3 million), compared with other loss of RMB 17.5 million ($2.9 million) in the first quarter of 2013 and other loss of RMB 48.4 million ($7.9 million) in the second quarter of 2012.

Loss per diluted ADS in the second quarter of 2013 was RMB 3.58 ($0.58), compared with loss per diluted ADS of RMB 5.29 ($0.86) in the first quarter of 2013 and loss per diluted ADS of RMB 11.69 ($1.91) in the second quarter of 2012.

In the second quarter of 2013, the Company generated positive operating cash flow of RMB 503.5 million ($82.0 million).

Liquidity

As of June 30, 2013, the Company had cash, cash equivalents and restricted cash of RMB 2.2 billion ($354.8 million), compared with RMB 3.1 billion ($499.3 million) as of March 31, 2013. The sequential decrease in cash, cash equivalents and restricted cash balance was mainly due to the repayment at maturity of $119.2 million of the Company’s senior convertible notes and accrued interest in May 2013, as well as the repayment of certain bank loans that were not renewed at maturity.

As of June 30, 2013, total working capital was RMB 684.6 million ($111.5 million), compared with RMB 278.4 million ($45.4 million) as of March 31, 2013. The sequential increase in working capital was mainly due to the reclassification of the Company’s outstanding entrustment loan (as described below), which resulted in a smaller current portion of long-term debt as of June 30, 2013.

As of June 30, 2013, total short-term bank borrowings were RMB 672.4 million ($109.6 million), compared to RMB 949.6 million ($154.2 million) as of March 31, 2013.

As of June 30, 2013, total long-term bank borrowings were RMB 3.5 billion ($576.8 million), of which RMB 2.0 billion ($328.0 million) were due in one year. This compares to total long-term bank borrowings as of March 31, 2013 of RMB 3.9 billion ($630.7 million), of which RMB 2.8 billion ($456.8 million) were due in one year.

Recent Business Developments

On August 5, 2013, the Company extended the terms of its outstanding entrustment loan (the “Hefei Loan”) with Hefei High-tech Development Park Management Committee in the amount of RMB 1.44 billion ($234.6 million), which was initially entered into in June 2011. Under the new terms, RMB 288.0 million ($46.9 million) of the Hefei Loan and accrued interest on the balance of the loan principal will be due on January 20, 2014, RMB 432.0 million ($70.4 million) and accrued interest on the balance of the loan principal will be due on January 20, 2015, and the remainder and accrued interest on the balance of the loan principal will be due on January 20, 2016. As a result of the extension of the Hefei Loan, JA Solar reclassified the portion of the Hefei Loan previously classified as a current portion of long-term debt in the amount of RMB 962.0 million ($156.7 million) as a long-term liability, thus reducing the Company’s current liabilities and improving its working capital levels as of June 30, 2013.

On August 14, 2013, the Company announced that it has entered into a Securities Purchase Agreement with a single institutional investor to issue securities in a registered direct offering (the “Offering”) that will result in gross proceeds to the Company of up to $96.0 million, before deducting the placement agent fees and estimated offering expenses. On August 16, 2013, a sale under the Offering was successfully closed with 3,045,685 American Depositary Shares issued at a price of $7.88 per ADS, and gross proceeds to the Company of $24.0 million.

Solar Projects Update

JA Solar has been actively exploring solar project development opportunities since early 2012, and is currently engaged in a number of projects at various stages of development.

The Company obtained permits for two 50 MW projects in Dunhuang from the Gansu Provincial Development and Reform Commission. Construction of the first 50 MW project has already commenced.

On August 27, 2013, the Company announced that it plans to develop three solar power projects totaling 300 MW in Xingtai City in China’s Hebei Province. The projects are located in Xingtai City’s Lincheng, Neiqiu and Xingtai counties, and each has a capacity of 100 MW. The Company has obtained approval from the Hebei Provincial Development and Reform Commission to develop the first 50 MW phase of the Lincheng County project. The Company has also signed framework agreements with local authorities pertaining to the projects in Neiqiu and Xingtai counties, and expects to receive rights to develop such projects by the end of this year.

Business Outlook

For the third quarter of 2013, the Company expects total cell and module shipments to be between 450 MW and 470 MW. The Company’s full year guidance of 1.7 GW to 1.9 GW remains unchanged.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Thursday, August 29, 2013, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-845-675-0437 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is JA Solar. A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8199-0299 (international) or +1-855-452-5696 (U.S.). The passcode for the replay is 34600028.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 28, 2013, which was RMB 6.1374 to $1.0. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 28, 2013, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its manufacturing capacities, its future business development, and its beliefs regarding its production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:nbeswick@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	June 30. 2012	Mar. 31, 2013	June 30. 2013	June 30. 2013
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,806,616	1,677,074	1,584,226	258,127
Cost of sales	(1,720,483)	(1,577,129)	(1,455,563)	(237,163)
Gross profit	86,133	99,945	128,663	20,964
Selling, general and administrative expenses	(220,075)	(163,811)	(143,291)	(23,347)
Research and development expenses	(21,965)	(21,366)	(18,639)	(3,037)
Total operating expenses	(242,040)	(185,177)	(161,930)	(26,384)
Loss from operations	(155,907)	(85,232)	(33,267)	(5,420)
Interest expense	(133,520)	(98,310)	(79,739)	(12,992)
Other loss, net	(48,443)	(17,540)	(8,281)	(1,349)
Loss before income taxes	(337,870)	(201,082)	(121,287)	(19,761)
Income tax (expenses)/benefit	(119,953)	(5,466)	(11,139)	(1,815)
Net loss	(457,823)	(206,548)	(132,426)	(21,576)
(Loss)/income attributable to noncontrolling interest	0	(2,213)	6,342	1,033
Net loss available to ordinary shareholders	(457,823)	(204,335)	(138,768)	(22,609)

Net loss per share:
Basic	(2.34)	(1.06)	(0.72)	(0.12)
Diluted	(2.34)	(1.06)	(0.72)	(0.12)

Weighted average number of shares outstanding:
Basic	195,759,915	193,300,847	193,594,501	193,594,501
Diluted	195,759,915	193,300,847	193,594,501	193,594,501

Comprehensive loss
Net loss	(457,823)	(206,548)	(132,426)	(21,576)
Foreign currency translation adjustments, net of tax	901	1,403	8,702	1,401
Other comprehensive income	901	1,403	8,702	1,401
Comprehensive loss	(456,922)	(205,145)	(123,724)	(20,175)
(Loss)/income attributable to noncontrolling interest	0	(2,213)	6,342	1,033
Comprehensive loss attributable to ordinary shareholders	(456,922)	(202,932)	(130,066)	(21,208)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For six months ended
	June 30. 2012	June 30. 2013	June 30. 2013
	RMB’000	RMB’000	USD’000

Net revenues	3,408,836	3,261,300	531,381
Cost of sales	(3,289,467)	(3,032,692)	(494,133)
Gross profit	119,369	228,608	37,248
Selling, general and administrative expenses	(390,085)	(307,102)	(50,038)
Research and development expenses	(44,331)	(40,003)	(6,518)
Total operating expenses	(434,416)	(347,105)	(56,556)
Loss from operations	(315,047)	(118,497)	(19,308)
Interest expense	(256,610)	(178,049)	(29,010)
Other loss, net	(16,327)	(25,821)	(4,207)
Loss before income taxes	(587,984)	(322,367)	(52,525)
Income tax expenses	(120,739)	(16,605)	(2,705)
Net loss	(708,723)	(338,972)	(55,230)
Income attributable to noncontrolling interest	0	4,129	673
Net loss available to ordinary shareholders	(708,723)	(343,101)	(55,903)

Net loss per share:
Basic	(3.62)	(1.77)	(0.29)
Diluted	(3.62)	(1.77)	(0.29)

Weighted average number of shares outstanding:
Basic	195,733,157	193,449,305	193,449,305
Diluted	195,733,157	193,449,305	193,449,305

Comprehensive loss
Net loss	(708,723)	(338,972)	(55,230)
Foreign currency translation adjustments, net of tax	617	10,105	1,646
Cash flow hedging loss, net of tax	(11,755)	0	0
Other comprehensive (loss)/income	(11,138)	10,105	1,646
Comprehensive loss	(719,861)	(328,867)	(53,584)
Income attributable to noncontrolling interest	0	4,129	673
Comprehensive loss attributable to ordinary shareholders	(719,861)	(332,996)	(54,257)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	June 30,
	2012	2013	2013
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,031,462	1,781,423	290,257
Restricted cash	194,379	395,970	64,518
Accounts receivable	1,723,090	1,599,213	260,568
Inventories	930,137	1,085,403	176,851
Advances to suppliers	294,653	364,056	59,318
Other current assets	976,658	744,021	121,227
Total current assets	7,150,379	5,970,086	972,739
Property and equipment, net	4,447,469	4,296,705	700,086
Advances to suppliers	1,157,555	905,456	147,531
Long-term investment	50,910	48,952	7,976
Other long term assets	326,153	535,652	87,277
Total assets	13,132,466	11,756,851	1,915,609
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	972,730	672,417	109,561
Accounts payable	1,313,535	1,569,497	255,727
Advances from customers	76,875	171,443	27,934
Current portion of long term bank borrowings	1,850,500	2,013,217	328,024
Convertible Bond	708,548	—	—
Accrued and other liabilities	966,351	858,928	139,952
Total current liabilities	5,888,539	5,285,502	861,198
Long-term borrowings	2,088,139	1,527,000	248,802
Other long term liabilities	262,964	290,430	47,321
Total liabilities	8,239,642	7,102,932	1,157,321
Total JA Solar Holdings shareholders’ equity	4,892,824	4,568,761	744,413
Noncontrolling interest	—	85,158	13,875
Total shareholders’ equity	4,892,824	4,653,919	758,288
Total liabilities and shareholders’ equity	13,132,466	11,756,851	1,915,609